UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-31321

CUSIP NUMBER
63910B102

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BowFlex Inc.
Full Name of Registrant

Nautilus, Inc.
Former Name if Applicable

17750 S.E. 6th Way
Address of Principal Executive Office (Street and Number)

Vancouver, Washington 98683
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bowflex Inc. (the “Company”) is unable to timely file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023 (the “Form 10-Q”). As previously announced, the Company has undertaken a comprehensive review of strategic alternatives. This process has involved significant efforts by members of the Company’s management and financial and accounting teams. As a result of the increased workload, the Company is not able to timely file its Form 10-Q.

The Company anticipates that the Form 10-Q will disclose that, unless it is able to promptly consummate a transaction or access additional sources of liquidity, there is substantial doubt about the Company’s ability to continue as a going concern. As a result of the decline in the Company’s market capitalization, losses from operations, and adverse market conditions, among other reasons, the Company is also performing an impairment test of its long-lived assets and anticipates disclosing in the Form 10-Q an impairment charge of approximately $21 million.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Barr IV	[(360)]	[859-2900]
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company incorporates by reference its response to Part III.

BOWFLEX INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

February 14, 2024	By:	/s/ James Barr IV
	Name:	James Barr IV
	Title:	Chief Executive Officer